

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

<u>Via E-mail</u>
Mr. Michael H. Keown
President and Chief Executive Officer
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, California 90502

> **Re:** **Farmer Bros. Co.**
> **Form 10-K for the Fiscal Year ended June 30, 2013**
> **Filed October 9, 2013**
> **Response Letter dated April 10, 2014**
> **File No. 001-34249**

Dear Mr. Keown:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended June 30, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Results of Operations, page 27</u>

1.   We have read the revisions you proposed in response to prior comments 1 and 2 from our letter dated March 27, 2014, and note that you intend to disclose the percentage changes in unit sales and unit prices that are reflected in the overall change in sales. You should also disclose the extent to which changes in revenue are attributable to changes in prices, volumes sold, and to the introduction of new products or services, as previously advised. Please also address any material year-to-year changes in net sales by product category,

correlated with the disclosures you agreed to provide in response to prior comment 6, also indicating the quantities of principal commodities processed and sold each period.

A need for further disclosure about your use of derivatives in both MD&A and your financial statements is also indicated. For example, you mention the pounds of coffee covered by derivatives and the percentage of derivatives utilized in hedging relationships, but do not discuss how this activity relates to anticipated purchases or the extent to which your operations remain correlated with changes in the market prices of your principal commodities; this should be addressed in terms of both quantities and time in order to provide adequate context.

Your policy objective of having coffee prices fixed for at least three months of projected purchases is also unclear. Please clarify whether this objective pertains to three months of purchases generally over time or the three months that will immediately follow any given reporting date. Also explain how having derivatives that will settle up to 18 or 24 months later, as disclosed, correlates with this objective. You may refer to the disclosure requirements in FASB ASC 815-10-50-1A if you require further clarification or guidance. We reissue prior comments 1 and 2.

2. We note the disclosures you have proposed in response to prior comment 2 include a measure of utilization. Please further revise this disclosure to explain how utilization and capacity, representing the numerators and denominators in your calculations, are determined in deriving your figures. Also report utilization on a comparative basis for each period, rather than as of a particular date.

Financial Statements

Note 3 - Derivative Instruments, page 59

3. We note you did not provide the information about historical and anticipated purchases of commodities requested in prior comment 8. Please refer to the first comment above pertaining to the requirements for disclosures about objectives, strategies and context, necessary to understand your use of derivatives, and revise accordingly. We also note you did not address prior comment 3, as it relates to derivatives acquired on behalf of customers, and see similar reference in the disclosures you proposed in response to prior comment 8. Tell us the nature of these arrangements and all salient terms necessary to understand the capacity in which you hold these instruments and the financial implications. Please describe the circumstances under which you acquire such derivatives, the mechanisms by which you attribute the economics of holding these instruments to your customers, and the relative significance of this program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief